

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

<u>**Via E-mail**</u>

Morgan D. Elwyn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

      Re: **The Dow Chemical Company**
               Soliciting Materials filed pursuant to Rule 14a-12 by Third Point LLC, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Reinsurance Co. Ltd., Lyxor/Third Point Fund Limited, Daniel S. Loeb, Robert Steven Miller and Raymond J. Milchovich
               Filed November 13, 2014
               File No. 001-03433

Dear Mr. Elwyn:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please tell us your basis for stating that through the website value-dow.com the Sponsor "is not soliciting any action based upon the Site and is not responsible for any decision by any shareholder, and the Site should not be construed as a solicitation to procure, withhold or revoke any proxy." We refer you to Rule 14a-1(l).

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please ensure that each such statement is properly characterized and provide us the support for the following:

- each statement attributed to Mr. Liveris, both in the video and in the Facts section of the Site. In this respect, please be sure to provide us full documents to include the entire context of a statement.

- each statement attributed to the company and to third parties (i.e., media reports).

- each "Broken Promise" included in the Facts section of the Site.

- your belief in the "Fourth Quarter 2013 Investor Letter" that the goal of the company's petrochemical operational strategy was "supposedly to earn higher margins."

- your statement in the "Fourth Quarter 2013 Investor Letter" that "[p]erhaps unsurprisingly, our analysis suggests that Dow's downstream migration within petrochemicals has not yielded material benefits so far and instead may be a significant drag on profitability. . . . Our work suggests that upside from both cost-cutting and operating optimization could amount to several billion dollars in annual EBITDA. We suspect that Dow's push downstream has led the company to use its upstream assets to subsidize certain downstream derivatives either by sacrificing operation efficiency or making poor capital allocation decisions, or both. Poor segment disclosure combined with Dow's opaque and inconsistent transfer pricing methodology for internally sourced raw materials…"

- your similar statement also in the "Fourth Quarter 2013 Investor Letter" that the "optimization of Dow Petchem . . . could translate into future EBITDA well in excess of $9 billion on a stand-alone basis."

- your statements in the "Fourth Quarter 2013 Investor Letter" that ". . . the market remains unconvinced" and that the market is "skeptical of Dow's divisional margin targets given the lack of clarity around how they were derived and the lack of progress toward achieving them."

- your statement in the "Fourth Quarter 2013 Investor Letter" that "The South American soybean opportunity alone for ENLIST could increase divisional EBITDA by 30-40% once fully penetrated."

- your statement in the "Fourth Quarter 2013 Investor Letter" that in the Electronics & Functional Materials segment you see certain developments "leading to above-GDP growth rates and sustainably robust returns on invested capital."

- your statement in the "First Quarter 2014 Investor Letter" that "Shareholders have long called for the company to increase disclosure, improve the clarity of their reporting, and clearly identify underlying business drivers" and that "All shareholders eagerly anticipate progress on these important initiatives."

- your statement in the "First Quarter 2014 Investor Letter" that you do not believe that "this lost ECU margin is clawed back further downstream where propylene oxide is consumed in products such as polyurethanes."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions